# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hyperliquid Strategies Inc, CIK 0002078856
CUSIP: 44916Y106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 477 Madison Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002098404

## Reporting persons
- Rorschach Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 13,236,800; shared voting power 0; sole dispositive power 13,236,800; shared dispositive power 0; aggregate amount beneficially owned 13,236,800 (9.99% of the class)
  Comment: The Reporting Person is a Delaware limited liability company.

## Item 1. Issuer
Name of issuer: Hyperliquid Strategies Inc
Address of issuer's principal executive offices: 477 Madison Avenue, 22nd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Rorschach Advisors LLC
Address of principal business office or, if none, residence: 477 Madison Avenue, 22nd Floor, New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
13,236,800

The reported securities include (i) 7,761,860 shares of common stock of the Issuer received by the Reporting Person at the closing of the business combination on December 2, 2025 (the "Closing"), pursuant to the Business Combination Agreement, dated as of July 11, 2025 (as amended on September 22, 2025, the "BCA"), by and among the Issuer, Sonnet BioTherapeutics Holdings, Inc. ("Sonnet"), Rorschach I LLC, TBS Merger Sub Inc. and Rorschach Merger Sub, LLC; and (ii) up to 5,474,940 shares of common stock of the Issuer issuable upon exercise of three advisor warrants (the "Advisor Warrants") the Reporting Person received in connection with the Closing. Each Advisor Warrant is exercisable to purchase an aggregate of 9,131,600 shares of common stock of the Issuer for a period of five years following the Closing, and is subject to a "blocker" provision such that it cannot be exercised to the extent that the holder, together with its affiliates and certain other attribution parties, would beneficially own more than 9.99% of the number of shares of common stock of the Issuer outstanding immediately after giving effect to the issuance of the shares issuable upon exercise.
Percent of class: 9.99
Sole power to vote or to direct the vote: 13,236,800
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,236,800
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rorschach Advisors LLC: /s/ Jason T. Simon, Jason T. Simon (12/23/2025)
Comment: Power of Attorney, granted by Rorschach Advisors LLC in favor of the signatory hereto, dated December 9, 2025.